Exhibit 99.2

Celulosa Arauco y Constitución S. A. Quarter 2 2009 Results

September 2 nd , 2009

3 Highlights

4 Consolidated Income Statement Analysis

7 Segments Q2/09

9 Production

10 Balance Sheet Analysis

11 Financial Ratios

12 Financial Statements

To be a global leader in sustainable forestry and forest product development is the vision that has driven ARAUCO for more than 40 years. As a result of this clear focus, the company today is one of the major forestry businesses in Latin America in terms of forest ownership, plantations performance and the manufacture of market woodpulp, sawn timber and panels.

CONFERENCE CALL

September 8th, 2009, at 11:30 am Eastern Time (New York) 11:30 am Santiago Time Please dial: +1 (973) 935-8893 Conference ID: 28155952

Interim Review Q2 2009 Results
September 2nd, 2009

HIGHLIGHTS

- Arauco's consolidated sales reached U.S. $733 million during the second quarter of 2009, an increase of 11% over the U.S. $660 million obtained in the first quarter of 2009. This increase is explained mainly by higher sales volumes in all of our products and higher prices in pulp due to better market conditions.

- During the second quarter of 2009, consolidated EBITDA reached U.S. $150.4 million, an increase of 16.0% compared to the U.S. $129.6 million EBITDA obtained during the first quarter of 2009, driven by a higher EBITDA from our Sawn Timber and Pulp divisions.

- Arauco's consolidated net income for the second quarter of 2009 reached U.S. $46.4 million, an increase of 240.7% compared to the U.S. $13.6 million obtained in the first quarter of the year. This increase is the result of a higher Gross Margin in the pulp and Sawn timber businesses, and a favorable impact over foreign exchange gains (losses).

- Capital expenditures during the second quarter of 2009 reached U.S. $96 million, a 1.2% decrease compared to the U.S. $97 million expended during the first quarter of 2009.

- Arauco's consolidated financial debt as of the end of June 2009 reached U.S. $2,878 million, an increase of U.S. $8.6 million when compared to the first quarter of the year.

KEY FIGURES US$ Million

	Q209	Q109	%Q/Q	YTD 09	YTD 08	%Y/Y
Sales	733	660	11%	1,393	1,985	-30%
Cost of Sales	-526	-482	9%	-1,008	-1,147	-12%
Gross Margin	207	178	16%	385	838	-54%
Operating Income (1)	50	40	26%	90	471	-81%
EBITDA (2)	150	130	16%	280	676	-59%
Net Income	46	14	241%	60	333	-82%
CAPEX	96	97	-1%	192	212	-9%
Net Financial Debt	2,561	2,506	2%	2,561	-	
Capitalization (3)	9,011	8,866	2%	9,011	-	
EBITDA Margin	21%	20%		20%	34%	
ROCE	1.8%	1.5%		1.6%	-	

(1) Operating Income = Gross Margin - Marketing Costs - Distribution Costs - R&D Expenses - Administration Expenses
(2) EBITDA = Operating Income + Depreciation + Stumpage
(3) Capitalization = Financial Debt + Equity

3

CONSOLIDATED INCOME STATEMENT ANALYSIS

INCOME STATEMENT US$ Million

	Q209	Q109	Q208	%Q/Q	%Y/Y	YTD 09	YTD 08	%Y/Y
Net Sales	732.8	660.1	1,023.5	11%	-28%	1,392.9	1,984.7	-30%
Cost of Sales	-526.2	-482.2	-603.3	9%	-13%	-1,008.4	-1,146.9	-12%
Gross Margin	206.6	177.9	420.2	16%	-51%	384.5	837.8	-54%
Sell & adm exp (1)	-156.5	-138.5	-193.1	13%	-19%	-295.0	-367.3	-20%
Operating Income	50.1	39.4	227.1	27%	-78%	89.5	470.5	-81%
Depreciation	50.8	44.4	51.7	14%	-2%	95.2	96.5	-1%
Stumpage (2)	49.5	45.8	62.8	8%	-21%	95.4	108.6	-12%
EBITDA	150.4	129.7	341.6	16%	-56%	280.1	675.6	-59%
Other op Income	55.0	45.8	24.0	20%	129%	100.8	41.5	143%
Interest Expenses	-41.9	-41.6	-41.5	1%	1%	-83.4	-91.0	-8%
Income on R/C	4.8	1.1	1.6	320%	206%	5.9	2.5	138%
Foreign exchange gains (losses)	10.2	-9.8	-3.7	-204%	-378%	0.4	25.9	-98%
Other non operating income	-16.1	-13.7	-17.4	18%	-8%	-29.8	-24.3	23%
Income before taxes	62.1	21.3	190.0	191%	-67%	83.4	425.0	-80%
Taxes	-12.6	-7.2	-38.3	76%	-67%	-19.8	-83.9	-76%
Net Income before Minority Interest	49.5	14.2	151.7	249%	-67%	63.7	341.1	-81%
Minority Interest	3.1	0.6	6.2	452%	-51%	3.6	8.6	-58%
NET INCOME	**46.4**	**13.6**	**145.4**	**241%**	**-68%**	**60.0**	**332.5**	**-82%**

(1) Selling and Administrative Expenses = marketing cost + distribution cost + R&D Expenses + Administration Expenses
(2) Stumpage consist of the accounting value of the non-cash cost items associated with biological assets

Consolidated Sales:

Arauco's consolidated sales for the second quarter of 2009 reached U.S.$732.8 million, 11.0% higher than the U.S.$660.1 million obtained during the first quarter of 2009, mainly due to higher sales of pulp by 11.0% or U.S.$39.9 million, Sawn Timber by 18.6% or U.S.$18.6 million and panels by 5.1% or U.S.$8.9 million.

Sales for the first half of 2009 reached U.S. $1,392.9 million, a decrease of 29.8% over the U.S. $1,984.7 million obtained in the same period of 2008. The decline in consolidated sales is explained mainly by lower sales in all of our product lines: pulp sales dropped by U.S. $286 million, sawn timber sales declined by U.S. $165 million and panels sales dropped by U.S. $125 million.
The breakdown of Arauco quarterly sales by product are presented in the following table.

FIG. 1
Sales by Product YTD 2009


Forestry
3%
Others
1%
Panels
26%
Pulp
55%
Sawn Timber
16%

4

Interim Review Q2 2009 Results
September 2nd, 2009

ARAUCO QUARTERLY SALES BY PRODUCT

	Q108		Q208		Q1 2009		Q2 2009	
	US Million	%	US Million	%	US Million	%	US Million	%
Pulp	488.4	51%	562.1	55%	362.2	55%	402.1	55%
Sawn Timber	190.1	20%	193.2	19%	99.8	15%	118.4	16%
Panels	233.5	24%	250.3	24%	175.1	27%	184.0	25%
Forestry	37.0	4%	16.5	2%	19.3	3%	24.6	3%
Others	12.3	1%	1.4	0%	3.7	1%	3.7	1%
TOTAL	**961.2**	**100%**	**1,023.5**	**100%**	**660.1**	**100%**	**732.8**	**100%**

EBITDA

Consolidated EBITDA for this quarter was U.S.$ 150.4 million 16.0% higher than the U.S.$129.7 million EBITDA reached during the previous quarter (Figure 2), mostly pushed by an increase in the EBITDA of Pulp and Sawn Timber. The increase in EBITDA is mainly explained by a rise in prices and sales volumes of moldings and wood products, and to a lesser extent by higher average prices and sales volume of pulp.

Consolidated EBITDA for the first half of 2009 reached U.S. $280.1 million, a 58.5% decrease when compared to the U.S. $675.6 million for the same period of 2008. This decrease is explained mainly by a lower Pulp, Sawn Timber and Panels Divisions' EBITDA, which decreased by 71.4%, 87.8% and 65.3% respectively.

FIG. 2

EBITDA by Division Q2/2009 - Q1/2009
US$ Million


300
250
200
150
100
50
0
130
15
10
-7
3
150
EBITDA Q1/2009
Pulp
Sawn timber
Panels
Forestry
EBITDA Q2/2009

5

Operating Income

Arauco’s consolidated Operating Income during the second quarter of the year reached U.S. $ 50.1 million, an increase of 27.1% compared to the U.S. $ 39.4 million obtained during the first quarter 2009. This is explained by a higher sales volume of Sawn Timber (17.4%), Panels (16.1%) and pulp (10.0%) and higher average prices in Pulp and Sawn Timber by 1.8% and 1.3% respectively.

During the first half of 2009, Arauco’s consolidated Operating Income was U.S. $ 89.5 million, decreasing 81.0% from the U.S. $ 470.5 million obtained in the first half of 2008. This is a consequence of an important decrease in sales volume and prices of all product lines: Sawn Timber sales decreased by 43.1%, Pulp sales decreased by 27.2% and Panels sales decreased by 25.8%. This negative effect was partially offset by a lower cost of sales explained mainly by lower cost of wood and cost of forestry and sawn timber operations.

Overall, total cost per ton of pulp during the first half of 2009 was 8% lower than that of the first half of 2008, reflecting Arauco´s stringent cost management and favorable market conditions for raw materials. The main cost of pulp items that have decreased were energy and fuels, with a 43% of reduction and chemicals with a 10%, mainly led by the fall of oil price and a depreciation of the Chilean peso, respectively.

Net Income

Net Income for the second quarter of 2009 reached U.S. $46.4 million (Figure 3), an increase of 240.7% compared to the U.S. $13.6 million obtained in the first quarter of the year. This increase is the result of a raise of 27.1% in the Operating Income, together with a favorable impact of foreign exchange gains.

Consolidated Net income for the first half of 2009 reached U.S. $60.0 million, a decrease of 81.9% when compared to the U.S. $332.5 million from the same period last year.

FIG. 3

Net Income Q2/2009—Q1/2009 US$ Million

100 50 0

14 10 30 5 46

Net Income Q109

Operating Income

Non Operating Income

Income Taxes

Net Income Q209

SEGMENTS Q2/09

Interim Review Q2 2009 Results

September 2nd, 2009

1.- PULP DIVISION

Compared to the U.S. $362 million sold during the first quarter of 2009, pulp sales increased by 11.0%. This increase was mainly due to higher average prices and sales volume of 1.8% and 10.0% respectively.

Pulp sales reached U.S. $764 million during the first half of 2009, a 27.2% decrease compared to the same period of the previous year. This decrease is mainly explained by lower average prices of 35.4%, partially offset by higher sales volume of 14.7%.

The pulp market bottomed at the beginning of second quarter 2009. During the following months the pulp market has experienced an important increase in prices and volume demand. This recovery has been triggered by different factors according to each market, ranging from supply shortage to increase in paper production compared to first quarter 2009. Most of this recovery has been pushed by Asian markets –in particular China- starting on April and May.

Asian paper production has shown strong activity, especially in China, Korea, Taiwan and Indonesia, and therefore a more than expected pulp demand. At the price levels seen during the first quarter of 2009, many pulp producers decreased production to balance their stock levels, and local Chinese producers stopped their integrated production, shifting consumption to imported pulp. This had a significant impact over pulp demand, pushing price levels upwards in China and overall in Asia.

Markets with less activity such as Europe show low inventory levels, because pulp producers are shifting their shipments towards Asia. As a consequence, Europe has had an important decrease in inventory levels and a resulting impact over price. On the other hand, European paper manufacturers are concerned of being less attractive to their pulp suppliers than that of Asian markets.

In addition, the European paper market continues depressed. Furthermore, during this second quarter some types of paper have continued lowering prices with continuous margin erosion.

The financial situation of European paper manufacturers is delicate and there are no signs of turnaround. Currently there is paper supply overcapacity, and therefore the pulp and paper market restructuring is expected to continue in Europe.

Europe is also facing an important supply of imported paper, especially coming from China, Indonesia and Korea. With a current strong Euro, it is hard to decrease imports, especially if local consumption as in China is still low compared with new investments in additional capacity of paper production.

The Middle East market has recovered, but only as a reaction to low pulp supply. Paper consumption continues with low activity, so its situation is more similar to Europe than to Asia. The only exception is India, which has been showing an active market with new production projects, however, it still remains a relatively small market.

North America has had a small increase in paper demand, which is being supplied mainly with imported paper coming from Korea and Indonesia. Pulp production in the U.S.A. is also higher because the local industry has been able to weather low prices thanks to the tax subsidy pulp producers receive when mixing a small fraction of oil with Black Liquor.

This subsidy has affected the competitiveness of not only American recycled paper producers, but also of all world pulp producers which do not benefit from the before mentioned subsidy. The American pulp industry received during the first six months of 2009 an estimated amount of U.S.$3 billion, most benefitting twenty one firms registered in the U.S. Securities and Exchange Commission. Despite the Obama administration y some U.S. congressmen have expressed intention to not renew this subsidy which expires in end of this year, others in the Congress desire to extend it. There is no doubt this subsidy is producing a distortion in the international pulp and paper markets.

2.- SAWN TIMBER DIVISION

During the first half of 2009 sales of sawn timber and remanufactured wood products reached U.S. $218 million, a decrease of 43% when compared with the same period of 2008. This negative effect was due mainly to a decrease in sales volume of 34.1%, followed by lower average prices of 13.6%. Compared to the U.S. $100 million sold during the first quarter of 2009, sawn timber sales increased by 18.9%. This increase was mainly due to higher average prices and sales volume of 1.3% and 17.4% respectively.

The US Housing industry has showed a slight tendency to recover during the second quarter of 2009. Homebuilding reached levels of near 580.000 houses by June. Current constructions levels remain the lowest in the last 50 years.

During the second quarter of the year there was a slight rise in prices and sales volume of moldings and wood products, however, sales are still low compared with the same period of the last year.

During the second quarter there is a trend change in demand for forest products in most markets. We can see a rebound in demand and slight improvement in prices, especially in Asia (excluding Japan) and Latin America; however sales volume and price of sales of the forestry products remain well below the levels reached during the second quarter of 2008.

3.- PANELS DIVISION SALES

Panel’s sales reached U.S.$184.0 million in the second quarter of this year, an increase of 5.1% when compared to the U.S. $175.1 million obtained in the first quarter of 2009. This increase is mainly explained by higher sales volume of 16.1% offset by lower average prices of 9.4%. During the first half of 2009, sales of panels reached U.S. $359.1 million, experimenting a decrease of 25.8% compared to the first half of 2008. This decrease in sales was mainly due to lower sales volume and prices of 5.6% and 21.4% respectively.

During the second quarter of 2009, our plywood sales showed a slight recovery in volume, mostly explained by an increase in our North American market share, rather than by an increase in overall demand. However, plywood prices continue depressed in all markets. The European market continues with low activity, but with low stock levels of plywood, which has allowed increasing sales. Similar to our first quarter, the global crisis along with currency devaluation of markets we participate have forced prices downwards in order to maintain competitiveness.

Although our sales of MDF moldings are lower than the same period of last year, prices have kept stable and volume has increased during this second quarter.

Despite the impact of the global crisis over Latin America, we were able to maintain and even in some markets increase our sales volumes of MDF and Hardboard. This is explained mainly by an increase of our market share in Latin America, rather than an overall increase in demand.

The last months of our first semester showed some signs of recovery, and we expect to see during the second semester an increase in both volume and prices among our product portfolio.

Interim Review Q2 2009 Results September 2nd, 2009

PRODUCTION

Compared to the first quarter of 2009, production volume increased 8.2% in Sawn Timber, 3.5% in Pulp and 1.2% in Panels. This increase in production of pulp is explained mainly by the increase in production in the Nueva Aldea mill by 20%, reaching a capacity of 1,027,200 adt per year, which started at the end of March 2009.

Compared to the first half of 2008, production volume increased 5.2% in pulp, while the Sawn Timber and panels divisions decreased their production by 28.3% and 1.6% respectively.

The panel production decreased specially in our foreign affiliates contributing to a better balance of demand and supply in some markets, especially in Brazil, the quantity produced in this country doubled through the period. On the other hand our demand shifted towards a mix of MDF subproducts that required on average longer production times, affecting overall volume output.

Sawn timber production was affected the closure of the Lomas Coloradas, Coronel and Coelemu sawmills, due to the lower demand of sawn timber produced by the global economic crisis during the first quarter of 2009.

FIG. 4

Production Volume

900

800

700

600

500

400

300

200

100

0

698 725 750 588 569 575 815 549 594

Pulp (Th. Ton) Panels (Th. m3) Sawn timber (Th. m3)

BALANCE SHEET ANALYSIS

Assets:

Current Assets reached U.S. $2,078 million as of June 30 2009, decreasing by 5.9% compared to the first quarter of 2009. This reduction is the result of lower Cash and Equivalents and a decrease in the levels of inventories and biological assets.

Fixed Assets reached US$8,500 million the second quarter of 2009, a 2.7% increase when compared to the first quarter of 2009.

Financial Debt

- Arauco's consolidated financial debt as of June 2009 reached U.S. $2,878 million, an increase of U.S. $8.6 million when compared to March 2009 and U.S. $266 million when compared to December 2008.
- Our consolidated net financial debt as of June 2009 reached U.S. $2,561 million increasing U.S. $55 million when compared to March 2009 and U.S. $76 million when compared to December 2008.
- The current portion of financial debt includes U.S. $ 80 million of a syndicated bank loan paid in August and U.S. $ 100 million from our 7.2% notes due on September.

FINANCIAL DEBT

US$ Million	December 2008	March 2009	June 2009
Short term financial debt	373	446	427
Long term financial debt	2,279	2,423	2,450
TOTAL FINANCIAL DEBT	**2,652**	**2,869**	**2,878**
Cash and cash equivalents	167	363	317
NET FINANCIAL DEBT	**2,485**	**2,506**	**2,561**

FIG. 5

Financial Debt Amortization
US$ Million


450
400
350
300
250
200
150
100
50
0
305
138
168
409
270
139
442
384
58
95
13
82
396
314
82
136
88
48
414
366
48
24
24
394
394
261
261
2009
2010
2011
2012
2013
2014
2015
2016
2017
Thereafter
Bank Loans
Bonds

Shareholders Equity:

Arauco's Shareholders' Equity reached U.S. $6,013 as of June 30, 2009, that represents an increase of U.S. $ 135 million compared to the previous quarter. This growth is the result of an increase of 30 million in Retained Earnings and a growth of 105 million in Other Reserves.

10

Interim Review Q2 2009 Results
September 2nd, 2009

FINANCIAL RATIOS

FINANCIAL RATIOS

	Q2/09	Q1/09	YTD09	YTD08
Profitability				
Goss Margin	28,2%	27,0%	27,6%	42,2%
Operating Margin	6,8%	6,0%	6,4%	23,7%
EBITDA Margin	20,5%	19,6%	20,1%	34,0%
ROA (EBIT / Total Assets)	1,9%	1,5%	1,7%	-
ROCE (EBIT (1 - tax rate) / Total Capitalization)	1,8%	1,4%	1,6%	-
ROE (Net Income / Equity)	3,2%	0,9%	2,1%	-
Leverage				
Interest coverage ratio (EBITDA / Interest Expenses)	3,6x	3,1x	3,4x	-
Net Financial debt / EBITDA	4,8x	5,5x	2,6x	-
Total Financial debt / Total capit.	31,9%	32,4%	31,9%	-
Net Financial debt / Total capit	28,4%	28,3%	28,4%	-
Total Financial debt / Equity	46,9%	47,8%	46,9%	-
Net Financial debt / Equity	41,8%	41,8%	41,8%	-

SECOND QUARTER AND SUBSEQUENT EVENTS

ARAUCO acquires Brazilian panel company Tafisa S.A

On August 26th ARAUCO announced the acquisition, through its Brazilian subsidiary Placas do Paraná S.A., of the wood-panel company Tafisa Brasil S.A. (Tafisa). In the all-cash transaction ARAUCO acquired full ownership of Tafisa for the equivalent of U.S.$ 165.2 million. Total assets were valued at approximately U.S.$ 227 million minus corresponding liabilities.

Tafisa's main asset is a production facility located in the city of Pien in the State of Paraná, Brazil. With a total installed capacity of 640,000 m3 annually, the facility operates three production lines: two producing Medium Density Fiberboard and the third producing Particleboard. The facility also has added-value lines to produce products for the construction and furniture industries.

ARAUCO issued in the U.S. market $ 500 million of 7.25% Notes due 2019

In its largest international transaction, on July 22nd ARAUCO returned to the capital market with a U.S.$ 500 million 10-year bond.

The transaction benefitted from a strong investor support, mainly coming from US High Grade accounts, dedicated emerging market accounts and local Chilean accounts and an orderbook with more than four times the offer.

The bond was finally priced at UST + 387.5 basis points, with a yield-to-maturity of 7.406%. The use of the proceeds is for the refinancing of short term debt and for general corporate purposes.

11

FINANCIAL STATEMENTS

CONSOLIDATED INCOME STATEMENT

US$ Million	Q2 2009	Q1 2009	Q2 2008	YTD 09	YTD 08
Net Sales	732.8	660.1	1,023.5	1,392.9	1,984.7
Cost of sales	(526.2)	(482.2)	(609.3)	(1,008.4)	(1,146.9)
Gross Margin	**206.6**	**177.9**	**414.2**	**384.5**	**837.8**
Selling and administrative expenses*	(156.5)	(138.5)	(193.1)	(295.0)	(367.3)
Operating Income	**50.1**	**39.4**	**221.1**	**89.5**	**470.5**
Other operating Income	55.0	45.8	24.0	100.8	41.5
Other Costs and Expenses	(14.3)	(10.7)	(10.2)	(25.0)	(22.6)
Interest Expenses	(41.9)	(41.6)	(41.5)	(83.4)	(91.0)
Income on investments in related companies	4.8	1.1	1.6	5.9	2.5
Foreign exchange gains (losses)	10.2	(9.8)	(3.7)	0.4	25.9
Gain (Loss) for writeoff in non-current assets not hold for sale	(1.3)	(3.0)	(0.6)	(4.3)	(1.2)
Other non-operating Income	(0.4)	0.0	(0.7)	(0.4)	(0.5)
Income before taxes	62.1	21.3	190.0	83.4	425.0
Income taxes	(12.6)	(7.2)	(38.3)	(19.8)	(83.9)
Net Income before minority Interest	49.5	14.2	151.7	63.7	341.1
Minority Interest	3.1	0.6	6.2	3.6	8.6
Net income of the period	**46.4**	**13.6**	**145.4**	**60.0**	**332.5**

*Selling and administrative expenses = Marketing Costs + Distribution Costs + R&D Expenses + Administration Expenses

For more details on the Financial Statements, please refer to www.svs.cl or www.arauco.cl

12

Interim Review Q2 2009 Results September 2nd, 2009

CONSOLIDATED BALANCE SHEET

US$ Million June 2009 March 2009

Cash and cash equivalents 316.7 362.9

Financial Assets at Fair Value 7.2 13.6

Accounts receivable 595.2 571.5

Inventories 657.8 690.9

Biological assets 232.8 287.2

Other current assets 268.3 281.9

Total Current Assets 2,078.1 2,208.0

Property, plant and equipment 4,695.8 4,634.7

Non current Biologic Assets 3,508.1 3,365.1

Other non current assets 296.2 276.5

Total Fixed Assets 8,500.1 8,276.3

TOTAL ASSETS 10,578.2 10,484.3

Short term financial debt 427.3 446.0

Commercial creditors and other accounts payable 288.8 305.6

Other current liabilities 74.7 147.3

Total Current Liabilities 790.8 899.0

Long term financial debt 2,450.5 2,423.2

Deferred tax liability 1,149.9 1,115.9

Other non current liabilities 54.2 49.0

Total Long Term Liabilities 3,654.6 3,588.1

Controler shareholder’s equity 6,012.9 5,878.4

Minority Interest 119.9 118.7

Total Shareholder’s Equity 6,132.8 5,997.1

TOTAL LIABILITES AND EQUITY 10,578.2 10,484.3

For more details on the Financial Statements, please refer to www.svs.cl or www.arauco.cl

CONSOLIDATED STATEMENT OF CASH FLOWS

US$ Million	Q2 2009	Q1 2009	Q2 2008	YTD 09	YTD 08
Collection of accounts receivables	866.0	769.9	976.1	1,635.9	1,957.6
Payments of suppliers and personnel (less)	(731.9)	(682.6)	(785.8)	(1,414.5)	(1,590.3)
Other expenses paid (less)	53.7	50.2	33.1	103.9	76.6
Dividends and other distributions received	12.0	0.0	1.1	12.0	1.1
Interest paid (less)	(20.1)	(42.5)	(17.0)	(62.6)	(66.2)
Income tax paid	(5.1)	(20.2)	(7.6)	(25.4)	(35.8)
Net cash provided by (used in) operating ativities	**174.5**	**74.8**	**199.9**	**249.3**	**343.1**
Capital Expenditures	(95.6)	(96.7)	(105.2)	(192.3)	(212.1)
Other investment cash flow	(1.9)	1.4	1.8	(0.5)	(0.4)
Net cash provided by (used in) investing activities	**(97.4)**	**(95.3)**	**(103.3)**	**(192.8)**	**(212.5)**
Debt issuance	227.3	450.9	231.2	678.2	459.8
Debt repayment	(270.1)	(236.0)	(168.6)	(506.1)	(359.5)
Other financing cash flow	(98.3)	0.0	(205.8)	(98.3)	(205.8)
Net cash provided by (used in) financing activities	**(141.1)**	**214.9**	**(143.1)**	**73.8**	**(105.5)**
Total positive (negative) cash flow of the period	**(64.0)**	**194.3**	**(46.6)**	**130.3**	**25.1**
Effect of inflation on cash and cash equivalents	17.9	1.3	(7.8)	19.1	(1.8)
Cash and cash equivalents at beginning of the period	0.0	167.3	0.0	167.3	267.9
Cash and cash equivalents at end of the period	(46.1)	362.9	(54.4)	316.7	291.1

For more details on the Financial Statements, please refer to www.svs.cl or www.arauco.cl

DISCLAIMER

This news release may contain forward-looking statements concerning Arauco's future performance and should be considered as good faith estimates by Arauco. These forward-looking statements reflect management's expectations and are based upon currently available data. Actual results are subject to future events and uncertainties, many of which are outside Arauco's control, which could materially impact Arauco's actual performance. Readers are referred to the documents filed by Arauco with the United States Securities and Exchange Commission, specifically the most recent filing on Form 20-F which identifies important risk factors that could cause actual results to differ from those contained in the forward-looking statements. All forward-looking statements are based on information available to Arauco on the date hereof, and the Arauco assumes no obligation to update such statements.

References herein to "US$" are to United States dollars.

Discrepancies in any table between totals and the sums of the amounts listed are due to rounding.

This report is unaudited.

For further information, please contact:

Valentina Concha
valentina.concha@arauco.cl
Phone: (56-2) 461 72 83
Fax: (56-2) 461 75 41
www.arauco.cl

Bárbara Delso
barbara.delso@arauco.cl
Phone: (56-2) 461 72 93

14

Celulosa Arauco y Constitución S. A. Quarter 2 2009 Results

September 2nd, 2009